Exhibit 99.6

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Manuel FUCHS

Tel.: + 33 (0) 1 47 44 76 29

Alexandre de JOYBERT

Tel.: + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Bolivia: start-up of production from Itaú Phase 2

Paris, January 31, 2014 – Total announces the start-up of production from Phase 2 of the Itaú gas and condensate field located in Block XX (Tarija Oeste) in the Andean Cordillera foothills of Bolivia.

Building on the first phase of Itaú, which commenced production in February 2011, Phase 2 triples production capacity to 5 million cubic meters of gas per day (35,000 barrels of oil equivalent per day). The entire gas production of Itaú’s two phases 1 and 2 will be processed in a dedicated new unit on the same site as the facilities for the neighboring San Alberto field. As with Phase 1 production, Phase 2 production will be exported mainly to Argentina.

“Lifting Itaú‘s production capacity allows us to keep pace with the region’s growing gas demand,” explained Ladislas Paszkiewicz, Senior Vice President, Total E&P Americas. “The start-up of Itau Phase 2 demonstrates Total’s long-term commitment to Bolivia, where we are also actively pursuing the development of the Incahuasi field.”

Total E&P Bolivie discovered the Itaú field in 1999. The participation of Total E&P Bolivie represents 41% besides Petrobras (operator with 30%), BG Bolivia (25%) and YPFB Chaco (4%).

Total Exploration-Production in Bolivia

Present in Bolivia since 1996, Total E&P Bolivie (TEPBo) operates the Aquio and Ipati blocks, where Phase 1 development of the Incahuasi field began in September 2013. TEPBo has a 60% interest in the blocks, alongside Tecpetrol de Bolivia (20%) and Gazprom (20%).

Total also operates the Azero exploration license with a 50% interest and holds a 15% interest in the San Alberto and San Antonio blocks, which supply Brazil with natural gas.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com